Exhibit 99.1

GreenTree Hospitality Group Ltd. Announces Results of 2019 Annual General Meeting

SHANGHAI, China, October 21, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced that it held its 2019 annual general meeting of shareholders on October 21, 2019. During the meeting, the shareholders of the Company passed an ordinary resolution approving the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company for the fiscal year ending December 31, 2019.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of June 30, 2019, GreenTree had a total number of 2,955 hotels. In 2018, GreenTree ranked among the top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was the fourth-largest hospitality company in China in 2018 based on statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com.

Exhibit 99.1

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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